Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Financial Results for the Third Quarter and First Nine Months Period Ended September 30, 2024

Revenues for the Third Quarter Increased by 6.9% Year Over Year to a Record Breaking $700 million. Net Income Attributable to Formula Systems Shareholders for the Third Quarter Increased by 51.4% Year Over Year to $23.6 million.

OR YEHUDA, Israel, Nov. 21, 2024 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the third quarter and first nine months period ended September 30, 2024.

Financial Highlights for the Third Quarter Ended September 30, 2024

●	Revenues for the third quarter ended September 30, 2024 increased by 6.9% to a record breaking $699.9 million, compared to $654.8 million in the same period last year.

●	Operating income for the third quarter ended September 30, 2024 increased by 21.9% to $71.0 million compared to $58.2 million in the same period last year. Operating income for the third quarter of 2024 includes a capital gain in an amount of $6.5 million realized from the initial public offering of our affiliate, TSG IT Advanced Systems Ltd, on the TASE exchange. This gain reflects the appreciation in value of our investment in TSG IT Advanced Systems Ltd and is recorded under ‘Other Income’ in our consolidated financial statements. The initial public offering of TSG IT Advanced Systems Ltd was priced at NIS 183.25 per share (approximately $48.6 per share), implying a market valuation of approximately NIS 462 million (approximately $122.6 million) at the time of the IPO.

●

Net income attributable to Formula’s shareholders for the third quarter ended September 30, 2024 increased by 51.4% to $23.6 million, or $1.51 per fully diluted share, compared to $15.6 million, or $1.00 per fully diluted share, in the same period last year.

Financial Highlights for the Nine-Month Period Ended September 30, 2024

●	Revenues for the nine-months ended September 30, 2024 increased by 4.3% to a nine-month record-breaking $2.07 billion, compared to $1.98 billion in the same period last year.

●	Operating income for the nine-months ended September 30, 2024 increased by 11% to $198.7 million, compared to $179.0 million in the same period last year.

●	Net income attributable to Formula’s shareholders for the nine-months ended September 30, 2024 increased by 23.4% to $59.6 million, or $3.81 per fully diluted share, compared to $48.3 million, or $3.10 per fully diluted share, in the same period last year.

●	As of September 30, 2024, Formula held 48.21%, 43.51%, 46.71%, 100%, 47.2%, 90.1%, 80%, 100% and 100% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., and Shamrad Electronic (1997) Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $510.9 million as of September 30, 2024, compared to $528.2 million as of December 31, 2023.

●	Total equity as of September 30, 2024 was $1.36 billion (representing 47.8% of the total consolidated statements of financial position), compared to $1.31 billion (representing 46.5% of the total consolidated statements of financial position) as of December 31, 2023.

Debentures Covenants

As of September 30, 2024, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $325 million.

●	Actual equity attributable to Formula’s shareholders as of September 30, 2024 was $660.1 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series C and D Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of September 30, 2024 was 0.18%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of September 30, 2024 was 0.006.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “I am proud of Formula’s strong performance in the third quarter and throughout the first nine-months of 2024. Our operating income of $71.0 million in the third quarter of 2024 was up 21.9% on a year over year basis and 9.2% on a on a sequential basis, growing our nine-months of 2024 operating income to $198.7 million. These results underscore our commitment to driving sustained growth and operational excellence across all facets of our business. We continue to uphold our core values of innovation, professionalism, agility, and transparency across our entire group. These principles enable us to consistently create significant value for our customers by helping them manage, streamline, and accelerate their operations, ultimately contributing to their growth”

“Matrix reported its best third quarter in history with record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, net income and EBITDA. Matrix revenues for the third quarter grew by 6.4% year over year reaching an all-time third quarter high of NIS 1.42 billion (approximately $381.9 million). Operating income grew by 16.0%, reaching NIS 108.2 million (approximately $29.1 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making its businesses thrive. Matrix operates across all fronts in the technology sector, offering a rich variety of technological solutions, particularly in high-demand areas such as cloud, cybersecurity, digital, data, and AI. Our activities with the defense sector and defense industries continue to be extensive and demonstrate consistent growth. Matrix’s leading position, particularly in high-demand technologies and solutions, its broad range of technological services and solutions, its wide sectoral diversification, and its extensive U.S. operations all enable Matrix to maintain its vitality, value, and leadership in the industry for its clients, partners, and investors. These strengths allow Matrix to continue demonstrating growth even during challenging economic, political, and security periods. Matrix continues its strategy of mergers and acquisitions in core and complementary areas. As part of this strategy, Matrix intends to complete several additional M&A transactions this year to support accelerated growth rates and increase value propositions for its clients”

“Sapiens revenues for the third quarter reached $137 million, reflecting a 4.8% increase compared to the same period last year. Sapiens Non-GAAP operating profit totaled $25 million, representing 18.3% of its total revenues.. Revenue growth was driven by 7.1% growth in Sapiens’ European region, 1.7% growth in North America and 6.6% growth in ROW regions. This quarter’s non-GAAP operating profit totaled $25 million (on a U.S GAAP basis), representing 18.3% of total revenue.”

“Magic Software reported another strong quarter of growth and resilience, with a 10.4% year-over-year increase in revenues, reaching $143 million. This performance reflects the continued success of Magic Software’s strategic focus on delivering value to its customers through innovative digital and cloud transformation solutions. While navigating in a dynamic macroeconomic environment, Magic Software’s diversified portfolio and strong client relationships have enabled it to achieve consistent growth and improve operational efficiency. Looking ahead, we are confident in Magic Software’s ability to continue building on this momentum as it further invest in its business and enhance its capabilities to meet the evolving needs of its customers worldwide. Magic Software revised its annual revenue guidance for 2024 increasing the lower range of its revenue guidance from $540 million to $544 million reflecting its continued solid momentum for the remaining part of the year and positive outlook. Magic Software full year revenues guidance for 2024 is $544 million to $550 million”.

“Michpal concluded the first nine-months of 2024 with consolidated revenues of NIS 115.5 million (approximately $31.1 million), growing 9.4% year over year on a constant currency basis. Michpal offers comprehensive proprietary on-premise and web-based payroll software solutions and related services, as well as integrated specialized management systems in the field of financial accounting, taxation and compliance, for accounting professionals (accountants and tax consultants), bookkeepers, controllers, and CFOs. Michpal continues its strategy of mergers and acquisitions in core and complementary areas. As part of this strategy, Michpal intends to complete additional M&A transactions this year to support accelerated growth rates and increase value propositions for its clients”

“TSG concluded the third quarter of 2024 with strong results, demonstrating significant growth in revenue and profits. Revenues for the third quarter of 2024 increased by 15.7% year over year to NIS 84.2 million (approximately $22.7 million). EBITDA for the third quarter of 2024 increased by 14.3% year-over-year on a constant currency basis to NIS 13.5 million (approximately $3.6 million), compared to NIS 11.8 million (approximately $3.2 million) in the same period last year. TSG continues to advance the expansion and enhancement of its operations while strengthening its marketing and sales capabilities both domestically and internationally. TSG has also expanded product development across its two main sectors and successfully secured six tenders with Israeli municipalities during the third quarter of 2024. Following the successful completion of its IPO on the Tel Aviv Stock Exchange, TSG is actively pursuing mergers and acquisitions initiatives to enhance its capabilities and further capitalize on its business potential.”

“Over the past year, Zap Group, Israel’s leading consumer websites company, has demonstrated agility in adapting to evolving market dynamics. The launch of its groundbreaking E-Commerce Marketplace platform marks a pivotal transformation in its business model. By integrating cutting-edge technology and service-driven solutions, Zap Group has enhanced its relationships with small and medium-sized businesses, driving higher sales volumes, while deepening connections with end consumers through a 360-degree, holistic experience. In its first year of operation, the Marketplace platform has delivered remarkable results, with tens of thousands of transactions generating tens of millions of NIS. Currently, over 400 stores feature more than 70,000 products, reflecting strong adoption and success. The platform enables businesses to engage directly with consumers, fostering personalized relationships, leveraging data-driven insights, and effectively managing customer journeys. This innovation positions Zap Group at the forefront of Israel’s digital economy. In response to broader economic challenges, including the geopolitical situation in Israel since October 2023, Zap Group has adopted a prudent approach to investments and operations. While prioritizing operational efficiency and cost optimization, Zap Group remains committed to growth. As it continues to expand its digital platforms, enhance customer engagement, and optimize data management, Zap Group is well-positioned to deliver seamless and value-driven e-commerce experiences.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical instability stemming from Russia’s invasion of Ukraine, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on May 15, 2024, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited		Unaudited
Revenues	699,931	654,839	2,066,012	1,980,612
Cost of revenues	527,033	495,222	1,562,453	1,498,126
Gross profit	172,898	159,617	503,559	482,486
Research and development costs, net	20,977	19,702	61,626	58,220
Selling, marketing and general and administrative expenses	88,098	81,669	250,486	245,242
Other income, net	7,207	-	7,207	-
Operating income	71,030	58,246	198,654	179,024
Financial expenses, net	5,809	6,423	15,240	19,119
Income before taxes on income	65,221	51,823	183,414	159,905
Taxes on income	13,862	12,486	40,970	35,356
Income after taxes	51,359	39,337	142,444	124,549
Share of profits of companies accounted for at equity, net	325	392	293	601
Net income	51,684	39,729	142,737	125,150
Net income attributable to non-controlling interests	28,066	24,133	83,121	76,849
Net income attributable to Formula Systems shareholders	23,618	15,596	59,616	48,301

Earnings per share (basic)	1.55	1.02	3.91	3.15
Earnings per share (diluted)	1.51	1.00	3.81	3.10

Number of shares used in computing earnings per share (basic)	15,305,453	15,301,767	15,304,360	15,301,017
Number of shares used in computing earnings per share (diluted)	15,650,374	15,543,518	15,616,220	15,496,380

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	469,711	451,946
Short-term deposits	41,142	76,224
Trade receivables, net	757,194	721,008
Prepaid expenses and other accounts receivable	86,408	84,670
Inventories	27,037	42,008
Total current assets	1,381,492	1,375,856

NON-CURRENT ASSETS:
Long-term investments and receivables	66,054	52,002
Deferred taxes	32,778	33,361	(*)
Investments in companies accounted for at equity	23,846	20,796
Property, plants and equipment, net	51,372	52,931
Right-of-use assets	154,668	120,651
Intangible assets, net and goodwill	1,140,260	1,143,509
Total non-current assets	1,468,978	1,423,250

Total assets	2,850,470	2,799,106

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Credit from banks and others	155,562	145,973
Debentures	64,560	72,885
Current maturities of lease liabilities	44,610	44,064
Trade payables	226,692	258,649
Deferred revenues	141,187	137,643
Employees and payroll accrual	213,427	209,384
Other accounts payable	79,082	73,124
Liabilities in respect of business combinations	5,672	7,954
Put options of non-controlling interests	50,641	35,987
Total current liabilities	981,433	985,663

LONG-TERM LIABILITIES:
Loans from banks and others	66,039	90,887
Debentures	227,117	231,541
Lease liabilities	118,833	84,639
Other long-term liabilities	13,024	12,678
Deferred taxes	38,740	45,711	(*)
Deferred revenues	15,180	4,873
Liabilities in respect of business combinations	1,981	2,622
Put options of non-controlling interests	16,016	21,880
Employees benefit liabilities, net	10,615	10,427
Total long-term liabilities	507,545	505,258

EQUITY
Equity attributable to Formula Systems shareholders	660,089	625,762
Non-controlling interests	701,403	682,423
Total equity	1,361,492	1,308,185

Total liabilities and equity	2,850,470	2,799,106

(*)	Reclassified

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	68,707	30,082
Dividend receivable	7,296	-
Other accounts receivable and prepaid expenses	3,133	5,639	(*)
Total current assets	79,136	35,721

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (**)
Matrix IT Ltd.	157,756	160,056
Sapiens International Corporation N.V.	260,361	251,658
Magic Software Enterprises Ltd.	134,822	128,549
TSG Advanced IT Systems Ltd.	22,278	18,998
Michpal Micro Computers (1983) Ltd.	49,232	47,936	(*)
Zap Group Ltd.	55,586	60,844	(*)
Other	27,323	24,884	(*)
Total investment in subsidiaries and a jointly controlled entity	707,358	692,925

Other investments and long term receivables	37,611	22,737
Property, plants and equipment, net	9	11
Total non-current assets	744,978	715,673

Total assets	824,114	751,394

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	2,255	-
Debentures	22,746	32,126
Trade payables	377	137
Other accounts payable	6,187	2,697
Liability in respect of a business combination	314	267
Total current liabilities	31,879	35,227

LONG-TERM LIABILITIES:
Loans from banks and others	3,556	-
Debentures	128,590	90,405
Total long-term liabilities	132,146	90,405

EQUITY	660,089	625,762

Total liabilities and equity	824,114	751,394

(*)	Reclassified
(**)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.